# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aurora Innovation, Inc., CIK 0001828108
CUSIP: 051774107
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1654 Smallman St., Pittsburgh, Pennsylvania (PA), 15222
Date of event which requires filing of this statement: 06/02/2026
Amends the filing with accession number 0001552781-22-000158
Filed by CIK 0001543151
Persons authorized to receive notices and communications: Balaji Krishnamurthy, c/o Uber Technologies, Inc., 1725 3rd Street, San Francisco, California (CA), 94158, 415-612-8582

## Reporting persons
- Uber Technologies, Inc. (CIK 0001543151): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 258,473,411; shared voting power 0; sole dispositive power 258,473,411; shared dispositive power 0; aggregate amount beneficially owned 258,473,411 (15.6% of the class)
  Comment: Note for Lines (7), (9), and (11) - Consists of 258,473,411 shares of Class A common stock, par value $0.00001 per share, of Aurora Innovation, Inc. (the "Issuer").
  Note for Line (13) - The percent of class beneficially owned by the Reporting Person was calculated based on 1,653,863,906 shares of Class A common stock outstanding as of April 29, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the three months ended March 31, 2026.
  
  This statement constitutes Amendment No. 5 to the Schedule 13D relating to the shares of Class A common stock, $0.00001 par value per share (the "Class A Common Stock"), of Aurora Innovation, Inc., and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 14, 2022 (as amended by Amendment No. 1, filed with the SEC on July 24, 2023, Amendment No. 2, filed with the SEC on May 8, 2024, Amendment No. 3, filed with the SEC on May 15, 2025, and Amendment No. 4 filed with the SEC on May 22, 2025, the "Schedule 13D"). Except as set forth herein, the Schedule 13D as previously filed remains applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Aurora Innovation, Inc.

## Item 2. Identity and Background
Name of person filing: No change.
Residence or business address: No change.
Present principal occupation or employment: No change.
Criminal convictions in the last five years: No change.
Civil proceedings (securities laws) in the last five years: No change.
Citizenship: The citizenship of each of the individuals referred to in Schedule I filed as Exhibit 99.1 hereto ("Schedule I") is set forth on Schedule I.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On June 2, 2026, Neben Holdings, LLC, a wholly-owned subsidiary of the Reporting Person, sold 67,500,000 shares of Class A Common Stock to a financial institution in a block sale transaction at a price per share of $7.10 (the "Block Sale").

Except to the extent disclosed or incorporated herein, as of the date hereof, other than as noted herein, the Reporting Person has no plans or proposals that relate to or would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer other than as described herein; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of the matters enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: After giving effect to the closing of the Block Sale, the Reporting Person is the beneficial owner of 258,473,411 shares of Class A Common Stock, which represent approximately 15.6% of the outstanding shares of Class A Common Stock as of April 29, 2026. The percent of Class A Common Stock beneficially owned by the Reporting Person was calculated based on the 1,653,863,906 shares of Class A common stock outstanding as of April 29, 2026, as described in the Issuer's Quarterly Report on Form 10-Q for the three months ended March 31, 2026, and does not include any issued and outstanding shares of Class B common stock, $0.00001 par value per share, of the Issuer, which are convertible into shares of Class A Common Stock. None of the persons named in Schedule I beneficially own any shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: After giving effect to the closing of the Block Sale, the Reporting Person has sole voting and sole dispositive power over an aggregate of 258,473,411 shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: Except as otherwise reported herein, the Reporting Person and, to the best knowledge of the Reporting Person, the directors and executive officers of the Reporting Person named in Schedule I have not effected any other transactions in the shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No change.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No change.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EX-99.1 - Schedule I

## Signatures
- Uber Technologies, Inc.: /s/ Balaji Krishnamurthy, Chief Financial Officer (06/04/2026)